Variable Life Insurance Company	John Hancock Place Boston, Massachusetts 02117 [1-800-732-5543]

AGE 100 WAIVER OF CHARGES RIDER

We agree, subject to the terms and conditions of this Rider, the Policy, and any endorsements thereto, to waive any charges described below in the Beginning of Period of Waiver of Charges at Age 100 provision, if applicable, from the Account Value without reducing the Sum Insured.

Such waiver of charges will be effective as of the policy anniversary nearest the date the younger Insured attains, or would have attained, age 100.

This Rider is made a part of the policy to which it is attached, in consideration of: (a) the application, a copy of which is attached to and made a part of the policy, and (b) payment of any additional premium required by us for this Rider. The date of issue of this Rider is shown in Section 1 of the policy.

Premium payments under the policy will no longer be accepted after the policy anniversary the date the younger Insured attains, or would have attained, age 100. Beginning on the policy anniversary nearest the date the younger Insured attains, or would have attained, age 100, the Required Additional Death Benefit Factor is 1.00. Policy values will otherwise continue in accordance with the terms and conditions of the policy.

BEGINNING OF PERIOD OF WAIVER OF CHARGES AT AGE 100

Beginning on the policy anniversary nearest the date the younger Insured attains, or would have attained, age 100, any charges from the Account Value, as described in the policy:

•	Issue Charges

•	Maintenance Charges

•	Cost of Insurance Charges

•	Rating Charges

•	Rider Charges

will be waived for all future Processing Dates, including those due on the policy anniversary nearest the date the younger Insured attains, or would have attained, age 100, without reducing the Sum Insured, provided the policy is in full force.

TERMINATION

This Rider will terminate on the earliest of:

a.	The exchange or termination of the policy; or

b.	The day before the payment or application of the Surrender Value; or

c.	The next Processing Date after receipt at our Home Office of a request to cancel by written notice and presentation of the policy for adjustment; or

d.	The Surviving Insured’s death.

Signed for the Company at Boston, Massachusetts.

SECRETARY

EMOJ99R